

DREW L. GREER · 2nd

PRODUCT MAESTRO + STORYTELLER: Nike, Ralph Lauren, Supra & UnderArmour; eSPORTS Advisor & KeyNote Speaker

United States · 500+ connections · **Contact info**

ProjectMQ

 **Ohio University**

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11 REASONS THE T-SHIRT HAS BECOME AN ICON

linkedin.com

"FROM A GOVERNMENT-ISSUED UNDERGARMENT TO A GLOBAL FASHIO...



11 REASONS JAPAN BECAME A GLOBAL STYLE LEADER: Sportswear, Streetwear...

linkedin.com

THE ISOLATED ISLAND OF STYLE Tokyo has become one of the fashion capitals of...

**CLIC
Reta**

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Experience

BOARD MEMBER - Cultural Advisor: Gaming & eSports
ProjectMQ
Sep 2019 – Present · 11 mos

eSports: Indie Game Platform & Hub



CHIEF STORYTELLER + co-FOUNDER
BRAND I AM GLOBAL
2016 – Present · 4 yrs
World Wide

🔴 DEVELOPING LEGACY BRANDS THROUGH ENGAGING STORYTELLING & GAME-CHANGING PRODUCT CREATION!!

⚫ Providing Master STORYTELLING Solutions.   ...see mor

   **Speakers Deck**



GLOBAL VP of PRODUCT MERCHANDISING - Basketball + Team Sports
Under Armour
2015 · less than a year
Baltimore, Maryland Area

⚫ Global VICE PRESIDENT for UA BASKETBALL and Team Sports.

⚫ Primary focus on Elevating the STEPH CURRY Franchise.

...see mor



CHIEF GLOBAL BRANDING + PRODUCT OFFICER & co-FOUNDER
COTTON + RUBBER
2008 – 2015 · 7 yrs
United States

⚫ Led The Storytelling and Product Consulting Segment of The Agency.



GLOBAL SENIOR DIRECTOR OF MERCHANDISING - Men's Footwear
Ralph Lauren
2012 – 2013 · 1 yr
New York, New York

⬤ Expanding RALPH LAUREN Brand Legacy

⬤ Head Footwear Merchandiser: POLO, RLX & PURPLE LABEL

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Education



Ohio University
Masters, Sports Administration/Management
1901 – 1901
Activities and Societies: Football Letterman



Ohio University
Bachelor of Science, Environmental Health
1900 – 1901
Activities and Societies: Football Letterman

Fullerton College
Associate of Arts (AA), General Studies
1900 – 1900
Activities and Societies: Football Letterman

Licenses & Certifications

Certified Spin Instructor
MADD DOGG

YAS (Yoga and Spin) Instructor Program

Volunteer Experience

Assistant Coach

Uniondale Youth Football

Children

Assistant Coach - NY All-Star Team

Football University

Children



